News Release	TSX, NYSE-MKT Symbol: NG

NovaGold Announces Second Quarter 2012 Results and
Provides Update on Donlin Gold

  Donlin Gold Board Approved Updated Feasibility Study; Permitting to Commence

  Spin-out of NovaCopper Completed for NovaGold to Focus on its Flagship Donlin Gold Project

July 12, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-MKT: NG) (“NovaGold” or “the Company”) today announced the results for the second quarter ended May 31, 2012 along with an update on the advancement of its flagship 50%-owned Donlin Gold project in Alaska. On July 11, 2012, the Donlin Gold LLC Board of Directors (“Donlin Gold Board”) approved the Updated Feasibility Study of the Donlin Gold Project (“Donlin Gold” or the “Project”) located in Alaska. Donlin Gold is owned equally by a wholly-owned subsidiary of NovaGold and a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”). Donlin Gold is one of the largest known and highest grade undeveloped open-pit gold deposits in the world. The Donlin Gold Board has also given authorization to file permit applications, which is expected to be underway shortly. The Company also reported on the status of its 50%-owned Galore Creek Project in British Columbia and the divestiture of its Rock Creek property in Alaska. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis (“MDA”) which, together with further details on each of the Company’s projects, including resource and reserve estimates, will be available on the Company’s website at www.novagold.net, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov. All amounts are in Canadian dollars unless otherwise stated and all resource and reserve estimates are shown on a 100% project basis despite NovaGold’s interests in Donlin Gold and Galore Creek.

Other Significant Highlights:

  Completed the spin-out of the newly-formed public entity NovaCopper Inc., which owns the Upper Kobuk Mineral Project located in the Ambler district in Alaska, one of the richest and most-prospective copper-dominant polymetallic districts in the world

  Implemented divestiture of the Rock Creek project to further simplify NovaGold’s asset structure and focus on Donlin Gold

  Initiated the process of divestiture of NovaGold’s share of the Galore Creek project where the exploration program is on track and on budget, with an updated resource statement expected later in 2012

  Maintained strong cash balance with approximately $300 million, sufficient to take Donlin Gold through permitting and satisfy all pending financial obligations

NovaGold Resources Inc.

President’s Message

In the first six months of the 2012 fiscal year, NovaGold successfully achieved multiple significant milestones.

The Company completed the spin-out to its shareholders of the Upper Kobuk Mineral Project located in the highly prospective Ambler district, as a distribution of shares of NovaCopper Inc., a separate TSX and NYSE-MKT listed company (trading under the symbol NCQ) led by Rick Van Nieuwenhuyse, the Founder and former Chief Executive Officer of NovaGold. Rick’s team discovered Donlin Gold and Galore Creek and we are looking forward to another discovery in the Ambler district. NovaGold’s shareholders are now well positioned to crystallize value from their interest in this significant asset. NovaGold, on the other hand, can now focus most of its attention on the advancement of its flagship Donlin Gold project.

The recent announcement regarding the Donlin Gold Board’s approval of the Donlin Gold Updated Feasibility Study and its authorizing the filing of permit applications represents a major step along the value chain.

We cannot but appreciate the uniqueness of Donlin Gold. With approximately 39 million ounces of gold in the Measured and Indicated resource categories, Donlin Gold is one of the world’s largest known undeveloped gold deposits. Moreover, with its footprint covering only approximately three kilometers of an eight-kilometer strike length, Donlin Gold offers significant exploration upside potential to substantially increase the endowment. In addition to size, there is exceptional quality. With Donlin Gold having a Measured and Indicated Resource grade of 2.2 grams per tonne, it is one of the highest grade known open-pit gold deposits; once in operation, it is expected to produce approximately 1,500,000 ounces of gold per year in the first five full years of production and, assuming no expansion, is expected to average well over 1,000,000 ounces per year over its present 27-year life. Donlin Gold is one of only seven of the world’s gold mines producing or which have the potential to produce in excess of a million gold ounces per year and it is only one of three such mega-assets to be located in North America, one of the safest geo-political jurisdictions. The last attribute is particularly important as resource nationalism is becoming the single most significant factor negatively affecting shareholder value among natural resource companies.

During the second fiscal quarter of 2012, NovaGold also signed an important agreement to divest its Rock Creek property, a non-core asset for the Company. This transaction represents a major step toward streamlining NovaGold’s financial and management resources to focus on its flagship Donlin Gold project. So does the proposed sale of NovaGold’s interest in the Galore Creek copper-gold-silver project in British Columbia. During the second quarter, NovaGold continued to work on investigating opportunities to sell all or part of its 50% interest in Galore Creek, jointly and equally owned by NovaGold and Teck Resources. The proposed sale of this strategic asset should not only allow the Company to achieve the same ‘streamlining’ objectives as the sale of its other non-core assets, but it would further strengthen an already strong balance sheet. At this point, even without the cash that a transaction on Galore Creek would potentially generate, NovaGold has approximately $300 million in cash and, with significantly reduced expenditures going forward, the Company has sufficient financial resources to advance Donlin Gold through permitting, as well as meeting its other financial obligations.

NovaGold is not only strong financially; its senior management team is well equipped to take Donlin Gold through permitting, development and along the value chain. Our stakeholders, which include the Alaska Native Corporations - Calista Corporation and The Kuskokwim Corporation- who own the Donlin Gold mineral and surface rights, are our strong supporters. At a recent institutional investor tour of Donlin Gold, we were particularly gratified to hear from important stakeholders that Donlin Gold was a model project for responsible development. And we will strive to deliver no less than that. During the second quarter, the Donlin Gold team completed preparation activities for the permitting application process.

NovaGold Resources Inc. – Second Quarter Financial Results

In the second quarter of 2012, we welcomed Sharon Dowdall to our Board. She has more than 30 years of experience in the mining industry serving in key positions with major companies such as Franco-Nevada Corporation and Newmont Mining Corporation.

Our mission is clear, and we have the right project in the right location. In terms of asset quality, Donlin Gold is simply difficult to beat. Indeed, in terms of size, grade, long mine life, production projections, and location, there is no equal, particularly at a time when jurisdictional risk is a rising and real concern in our industry worldwide. That the project is located in Alaska, which has a vibrant and growing mining industry, is a huge added plus. With seven major producing mines and growing, Alaska is the second largest gold producing state in the U.S. We feel very much at home there, with Donlin Gold enjoying broad support from the Alaska Native Corporations who are important stakeholders in our project.

In conclusion, I would like to thank our shareholders for their support and trust; our Board of Directors for its shareholder value-focused vision; our operating partners for their professionalism in working with us to ensure the excellent technical integrity of our projects; the Governments and Native Corporations of the jurisdictions where we operate, who give us the foundation of support without which we could not develop our projects; and finally, our employees whose dedication and hard work move us forward.

Results of Operations
in thousands of Canadian dollars, except for per share amounts
	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	May 31, 2012	May 31, 2011	May 31, 2012	May 31, 2011
	$	$	$	$
Decommissioning expense	2,203	-	3,854	-
Finance expense	3,815	3,575	7,620	7,284
Foreign exchange gain	(17,199)	(254)	(18,610)	(26,837)
Gain on derivative liability	(13,696)	(15,640)	(32,239)	(34,990)
Gain on embedded derivative liability	(17,421)	(16,191)	(45,199)	(23,105)
Gain on sale of land	-	(16,110)	-	(16,110)
Gain on distribution of assets to shareholders	(71,641)	-	(71,641)	-
Project care and maintenance	2,340	2,300	4,914	4,883
Salaries, severance and payroll taxes	3,171	2,075	6,396	4,544
Share-based payments	2,469	1,702	12,557	5,539
Share of losses – Donlin Gold	4,676	5,561	8,299	10,183
Share of losses – Galore Creek	4,287	5,076	8,352	22,620
Income for the period	94,238	24,596	111,007	45,440
Basic income per share	0.34	0.11	0.42	0.19
Diluted income (loss) per share	0.26	(0.01)	0.26	(0.13)

Financial Results

For the three-month and six-month periods ended May 31, 2012, the Company reported net income of $94.2 million (or $0.34 basic profit per share and $0.26 diluted income per share) and $111.0 million (or $0.42 basic profit per share and $0.26 diluted income per share), respectively, compared to a net income of $24.6 million (or $0.11 basic profit per share and $0.01 diluted loss per share) and $45.4 million (or $0.19 basic profit per share and $0.13 diluted loss per share) for the corresponding periods in 2011. This variance was primarily due to the gain of $71.6 million realized on the transfer of the Upper Kobuk Mineral Project located in the Ambler district as a result of the NovaCopper spin-out. The non-cash gain was the differential between the fair value and the book value of the Ambler assets and liabilities, with no comparable gain during the same period in 2011. Further, share-based payments increased during the year, as the Company recorded a $12.6 million share-based compensation charge compared to $5.5 million in the same period in 2011, since the Company elected to focus its annual share-based compensation on granting stock options to its employees instead of granting a combination of stock options and performance share units, as per prior years. Accounting for the two share-based compensation methods differs in that stock options result in higher expenses during the early portion of the vesting periods, whereas performance share units result in equally distributed expenses over the entire vesting period.

NovaGold Resources Inc. – Second Quarter Financial Results

The main expenses variances for the three-month period ended May 31, 2012 compared to the same period in 2011 are as follows: (a) $4.6 million share of losses from Donlin Gold for permitting preparation expenditures, compared to $5.6 million in the same period in 2011 for the completion of the gas pipeline studies; (b) $17.4 million gain on embedded derivative liability in 2012 compared to $16.2 million in 2011, due to a decrease in the Company’s share price during the quarter ended May 31, 2012, which equates to a decrease in the fair value of the convertible feature of the convertible debt resulting in a non-cash embedded derivative gain in 2012; (c) $13.7 million gain on derivative liability in 2012 compared to $15.6 million in 2011, due to the decrease in the Company’s share price which decreased the fair value of the Company’s U.S. warrants; and (d) $17.2 million foreign exchange gain in 2012 compared to $0.3 million in 2011, due to an increase in the value of the U.S. dollar against the Canadian dollar, which strengthened the value of the Company’s U.S. dollar cash holdings.

The significant expenses variances for the six-month period ended May 31, 2012 compared to the same period in 2011 are as follows: (a) $8.3 million share of losses from Donlin Gold for permitting preparation expenditures, compared to $10.2 million for the same period in 2011 for the completion of the gas pipeline studies; and (b) $8.4 million share of losses from the Galore Creek project compared to $22.6 million in 2011, primarily due to a 2011 non-cash asset impairment on the power transmission rights. The impairment was as a result of the Canadian Federal and British Columbia Provincial Governments approval of construction of its high-capacity 287-kV transmission line in northwestern British Columbia that would follow roughly the same route as Galore Creek’s power transmission rights thus eliminating the need for GCMC to construct its own transmission lines.

Liquidity and Capital Resource

At May 31, 2012, the Company had $301.2 million in cash and cash equivalents. During the three-month period ended May 31, 2012, NovaGold expended $2.4 million on operating activities, compared to expenditures of $10.8 million for operating activities for the same period in 2011. The Company made cash funding of $6.6 million and $3.3 million for the operations at the Donlin Gold and Galore Creek projects, respectively, for the quarter ended May 31, 2012, compared to a $6.2 million in cash funding for the Donlin Gold project in the same period in 2011. The funding was offset by the collection of a note receivable in the amount of $10.1 million relating to the last payment from an alluvial land sale in the prior year. In addition, during the three-month period, the Company expended $38.5 million in net cash, respectively from financing activities compared to generating $1.1 million for the same period in 2011. The decrease is mainly due to a US$40.0 million cash transfer to NovaCopper as part of the NovaCopper spin-out for the distribution of assets to shareholders. During the quarter, the Company expended $0.6 million on investing activities compared with $7.6 million in 2011.

NovaGold Resources Inc. – Second Quarter Financial Results

The Company expended $26.4 million on operating activities during the six-month period ended May 31, 2012, compared with expenditures of $32.0 million for operating activities for the same period in 2011. The Company had contributed $10.0 million to the Donlin Gold project for their pre-permitting preparation during the six months ended May 31, 2012, compared with $11.7 million funding in the same period in 2011. The Company also funded $4.9 million for the Galore Creek project during the six month period for their 2012 drilling season, with no comparable amount in the same period in 2011 as Teck was completing their project earn-in in the first half of 2011. Also during the six-month period, the Company generated net proceeds of $281.0 million in cash from financing activities compared with $0.2 million for the same period in 2011. The Company received net proceeds of $316.4 million from an equity financing in February 2012, $5.8 million from the exercise of warrants and contributed US$40.0 million to NovaCopper as part of the spin-out. During the six months ended May 31, 2012, the Company expended $14.2 million on investing activities compared with $7.6 million in 2011. The increase in 2012 is due to the Company funding an increase to its Rock Creek reclamation bond of $13.6 million for a total reclamation bond of $20.9 million as required by regulatory authorities for the closure activities, with no comparative amounts for the same period in 2011.

Outlook

The Company is focused on advancing Donlin Gold. The total project budget for 2012 is US$37.2 million of which the Company’s 50% share is approximately US$18.7 million and includes expenditures for permitting activities and community development. On July 11, 2012, NovaGold announced that the Donlin Gold Board had approved the Updated Feasibility Study, which forms the basis of the Technical Report filed by the Company earlier this year, and given authorization to file the Donlin Gold permit applications. A project of this scale has a structured environmental evaluation process through the National Environmental Policy Act (“NEPA”) which requires the preparation of an Environmental Impact Statement (“EIS”). Submission of permit applications will trigger the start of the NEPA process. During this period, Donlin Gold will be working to accentuate project returns by looking at various avenues to reduce capital costs and further de-risk the Project. As the anticipated operating margins of the Project are already robust, the emphasis on reducing up-front capital costs could potentially have a significant impact on Project returns. When the permitting process nears completion, the owners of Donlin Gold will be in an optimal position to make further decisions on the Project. NovaGold has a strong balance sheet to support its share of activities through permitting and a production decision.

At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million, of which the Company’s 50% share is approximately $17.7 million, to fund the 2012 infill drilling program, additional engineering studies, and site care and maintenance costs. The portion of this budget funded by NovaGold is contingent on the timing and success of its divestment process. To date, Galore Creek has completed greater than one third of the 2012 exploration and development program and remains on budget.

At Rock Creek, NovaGold had a 2012 budget of approximately $30.0 million for completion of closure activities at Rock Creek and an additional $7.0 million for site care and maintenance. In the second quarter ended May 31, 2012, NovaGold agreed to transfer the Rock Creek to Bearing Straits Native Corporation (“BSNC”), with completion expected by year-end, subject to certain closing conditions set forth in the agreement. The Company anticipates that the previously released 2012 closure costs will be reduced by approximately US$14.0 million, which is the minimum amount that is anticipated to be retained in the reclamation bond for final closure activities.

NovaGold Resources Inc. – Second Quarter Financial Results

Conference Call & Webcast Details

NovaGold will host a conference call and webcast on Thursday, July 12, 2012 at 8:00 am PDT (11:00 am EDT). The webcast and conference call-in details are provided below.

Webcast: www.novagold.net or www.media-server.com/m/p/38aas266
North American callers: 1-866-804-6922 (Participant Passcode: 87391819)
International callers: 1-857-350-1668 (Participant Passcode: 87391819)

The webcast will be archived on NovaGold’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-888-286-8010 followed by your Access PIN: 33931351. For a transcript of the call please email info@novagold.net.

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes) at an average grade of approximately 2.2 grams per tonne, Donlin Gold is regarded to be one of the largest and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. The Donlin Gold project has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. Permitting is expected to be underway shortly for the Donlin Gold project. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

# # #

NovaGold Resources Inc. – Second Quarter Financial Results

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of Donlin Gold, the Rock Creek asset transfer to BSNC, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC, Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NovaGold Resources Inc. – Second Quarter Financial Results

Appendix– Reserve& ResourceTable

NovaGold Resources Inc.
Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources for Gold (Au), Silver (Ag), and Copper (Cu)
As at April 30, 2012

Reserves
Property % Ownership	Reserve Category	Tonnes Millions	Diluted Grade			Total Contained Metal			NovaGold Share Net After Earn-Ins
			Au g/t	Ag g/t	Cu %	Moz Au	Moz Ag	Mlbs Cu	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu

Donlin Gold (1) approximately 0.57 g/t Au Cutoff	Proven	7.7	2.32			0.57			0.29		0.29
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	497.1	2.08			33.28			16.64		16.64
	Total P&P	504.8	2.09			33.85			16.93		16.93

Galore Creek (2) C$10.08 NSR Cutoff	Proven	69.0	0.52	4.94	0.61	1.15	11.0	900.0	0.58	5.5	0.67	450.0
50% Ownership - 50% Owned by Teck Resources Inc.	Probable	459.1	0.29	6.18	0.58	4.30	91.2	5,900.0	2.15	45.6	2.91	2,950.0
	Total P&P	528.0	0.32	6.02	0.59	5.45	102.2	6,800.0	2.73	51.1	3.58	3,400.0

Resources (Inclusive of Reserves)
Property % Ownership	Resource Category	Tonnes Millions	In Situ Grade			Total Contained Metal			NovaGold Share Net After Earn-Ins
			Au g/t	Ag g/t	Cu %	Moz Au	Moz Ag	Mlbs Cu	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu

Donlin Gold (3) approximately 0.46 g/t Au Cutoff	Measured	7.7	2.52			0.63			0.31		0.31
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	533.6	2.24			38.38			19.19		19.19
	Total M&I	541.3	2.24			39.01			19.50		19.50

	Inferred	92.2	2.02			5.99			3.00		3.00

Galore Creek (4) C$10.08 NSR Cutoff	Measured	108.4	0.48	4.10	0.48	1.70	14.30	1,147.0	0.85	7.15	0.97	573.5
50% Ownership - 50% Owned by Teck Resources Limited	Indicated	706.3	0.28	5.38	0.50	6.40	122.10	7,786.0	3.20	61.05	4.21	3,893.0
	Total M&I	814.7	0.31	5.21	0.50	8.00	136.40	8,933.0	4.00	68.20	5.18	4,466.5

	Inferred	346.6	0.24	4.28	0.42	2.70	47.73	3,230.0	1.35	23.87	1.75	1,615.0

Copper Canyon (5)(6) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50	1.26	18.36	592.0	0.88	12.85	1.10	414.4
70% Ownership - 30% Owned by Teck Resources Limited
	Total Inferred	400.3	0.31	5.14	0.43	3.96	66.09	3,822.0	2.23	36.72	2.84	2,029.4

Total Proven & Probable Reserves Contained Metal						39.30	102.20	6,800.0	19.66	51.10	20.51	3,400.0
Total Measured & Indicated Contained Metal (inclusive of Reserves)						47.01	136.40	8,933.0	23.50	68.20	24.69	4,466.5
Total Inferred Contained Metal						9.95	66.09	3,822.0	5.23	36.72	5.84	2,029.4

NovaGold Resources Inc.

Notes:

a. These resource estimates have been prepared in accordance with NI43-101 and the CIM Definition Standard, unless otherwise noted.
b. See numbered footnotes below on resource informa tion.
c. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
d. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
e. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper pounds as imperial pounds

Resource Footnotes:

(1) Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpi le rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º. Mineral Reserves are reported using an optimized net sales return value based on the following equation: Net Sales Return = Au grade * Recovery * (US$975/oz – (1.78 + (US$975/oz – 1.78) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne. Assuming an average recovery of 89.54% and an average S% grade of 1.07%, the marginal gold cutoff grade would be approximately 0.57 g/t, or the gold grade that would equate to a 0.001 NSR cutoff at these same values. The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.

(2) Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varing from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a 'cashflow grade' ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transporta tion and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recove ry = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs were modeled by correlation with alteration types. Cashflow grades were calculated as the product of NSR value in $/t and throughput in t/hr. The life of mine strip ratio is 2.16.

(3) Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.6485; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% * (Au price – selling cost ) . Mineral Resources have been estimated using a constant Net Sales Return cut-off of US$0.001/t milled. The Net Sales Return was calculated using the formula: Net Sales Return = Au grade * Recovery * (US$1200/oz – (1.85 + ((US$1200/oz – 1.85) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.29 + 0.20)) and reported in US$/tonne. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(4) Mineral Resources are inclusive of Mineral Reserves. Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parame ters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(5) The copper -equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100% . Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(6) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc.and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiar y of NovaGold. "

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “meas ured resources”, “indicated resources” and “inferre d resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standa rds, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measure d or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States invest ors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contai ned in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Person(s)	Most Recent Disclosure & Filing Date
Donlin Gold	Tony Lipiec, P. Eng., AMEC	Donlin Creek Gold Project
	Gordon Seibel R.M. SME, AMEC	Alaska, USA
	Kirk Hanson P.E., AMEC	NI 43-101 Technical Report on Second Updated Feasibility Study
amended filing on January 23, 2012

Galore Creek	Robert Gill, P.Eng., AMEC	Galore Creek Copper–Gold Project,
	Jay Melnyk, P.Eng., AMEC	British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study,
	Greg Kulla, P.Geo., AMEC	filed on September 12, 2011
Greg Wortman, P.Eng., AMEC
Dana Rogers, P.Eng., Lemley International

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008

NovaGold Resources Inc. – Second Quarter Financial Results